Filed by Owens Mortgage Investment Fund
and Owens Realty Mortgage, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and, as applicable, deemed filed
pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company:  Owens Realty Mortgage, Inc.
Registration Statement File No. 333-184392

Owens Mortgage Investment Fund,
a California Limited Partnership

2221 Olympic Boulevard
Walnut Creek, California 94595
April 5, 2013

Dear Owens Mortgage Investment Fund Limited Partner:

You are receiving this letter because we have not yet received your proxy card, or you have voted against the conversion of Owens Mortgage Investment Fund, a California Limited Partnership (“OMIF”), to a real estate investment trust (a “REIT”).  We realize that the proxy statement/prospectus previously mailed to you is a complex document.  For this reason we have extended an open invitation to all limited partners to call us or meet with us to discuss the proposed REIT conversion.

We have managed OMIF and its predecessors for almost 30 years.  Unfortunately, we believe the current structure of OMIF is not meeting the needs or objectives of the limited partners. If the proposed REIT conversion is not approved by the limited partners, OMIF’s structure is expected to remain unchanged, and the needs and objectives of limited partners are likely to remain unmet.

Pursuant to the terms of its partnership agreement, OMIF cannot presently make new loans as it must first either satisfy withdrawal requests of limited partners and/or make capital distributions pro rata to limited partners of up to 10% of limited partners’ capital per calendar year. This restriction makes it very difficult to maintain a continuous business of making new loans going forward. This is very important because interest income from new loans has historically been the primary source of income available for distribution to the limited partners.  In addition, the opportunity for liquidity for your OMIF units is generally limited to redemptions because the limited partnership units are subject to transfer restrictions and are not listed for trading on any national securities exchange.

We cannot complete the merger that will effect the REIT conversion unless limited partners holding at least a majority of the outstanding limited partners units (excluding any limited partner units held by Owens Financial Group, Inc.) vote to adopt and approve the merger agreement.  If the REIT conversion is approved and implemented, the REIT resulting from the conversion will be permitted to invest the proceeds from loans that are paid off or from property that is sold into new loans.  We expect that the income from these loans will be available for distribution to all stockholders.  In addition, upon the conversion to a REIT, your limited partner units will convert to shares of common stock of the resulting REIT.  We expect you to then have the opportunity to purchase or sell shares of the REIT in the public markets through a national securities exchange.  As a result, we expect that you will not have to rely on redemptions or distributions for liquidity.

Owens Financial Group, Inc. has been managing OMIF and its predecessors since inception in 1984.  Over the years we have made billions of dollars of loans with the capital of OMIF.  The vast majority of these loans have been successfully paid off, generating a steady income for the limited partners.  Nevertheless, we have also had loans default resulting in our ownership of real estate assets.  As a result, we have experience resolving problems that occur with troubled real estate assets.  We expect the proposed REIT structure to allow us to continue to work to resolve the disposition of the real estate assets we hold in an orderly manner and to provide the opportunity to use of the proceeds from the sale of real estate assets to make new real estate loans.

We believe the proposed REIT structure will offer greater opportunity for income and liquidity than the existing structure of OMIF.  We urge you to support the REIT conversion today by voting FOR the merger and REIT conversion on your proxy card and returning it to our office.  If you have already voted against the REIT conversion, we urge to you to change your vote by completing and returning a new proxy card indicating a vote FOR the merger and REIT conversion. Your proxy card can be faxed, emailed, or mailed to us.  Please complete your proxy card today or call us to schedule a meeting to further discuss the proposed REIT conversion. We are also happy to discuss any questions you may have over the phone.

Yours truly,

William C. Owens
Chairman, President and Chief Executive Officer
Owens Financial Group, Inc., the sole general partner of Owens Mortgage Investment Fund, a California Limited Partnership

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain statements that constitute forward-looking statements, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Owens Mortgage Investment Fund or Owens Realty Mortgage, Inc. to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements.

In some cases you can identify forward-looking statements by terms such as “anticipate,” “project,” “may,” “intend,” “might,” “will,” “could,” “would,” “expect,” “believe,” “estimate,” “potential,” by the negative of these terms and by similar expressions. These forward-looking statements reflect Owens Mortgage Investment Fund’s and Owens Realty Mortgage, Inc.’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties, many of which are beyond their ability to control or predict. You should not put undue reliance on any forward-looking statements. These forward-looking statements present Owens Mortgage Investment Fund’s and Owens Realty Mortgage, Inc.’s estimates and assumptions only as of the date of this communication.

Important factors that could cause actual results to differ materially and adversely from those expressed or implied by the forward-looking statements are listed in the proxy statement/prospectus mailed to you on or about February 14, 2013. The list of factors contained in the proxy statement/prospectus that may affect future performance and the accuracy of forward-looking statements is illustrative but by no means exhaustive. Therefore, all forward-looking statements should be evaluated with the understanding of their inherent risk and uncertainty. Except for Owens Mortgage Investment Fund’s and Owens Realty Mortgage, Inc.’s ongoing obligations to disclose material information as required by U.S. federal securities laws, neither company intends to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this communication.

ADDITIONAL INFORMATION AND CAUTIONARY STATEMENT

Limited Partners are encouraged to read the proxy statement/prospectus mailed to them on or about February 14, 2013, including the “Risk Factors” section commencing on page 19. Limited Partners are also encouraged to read all other relevant documents filed or to be filed with the Securities and Exchange Commission (“SEC”) relating to the REIT conversion because they contain important information. Limited Partners may obtain documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov or by calling our office at 1-925-935-3840. Limited Partners may also read and copy any document filed with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Limited Partners who have additional questions or need another proxy card should call our office at 1-925-935-3840 immediately.